Exhibit 21.1

Subsidiaries of Midatech (1)	Jurisdiction of Incorporation or Organization
MidaSol Therapeutics GP (2)	Cayman Islands
Midatech Pharma Espana SL	Spain
Midatech Limited	United Kingdom
Midatech Pharma Pty Limited	Australia
Midatech Pharma (Wales) Limited	United Kingdom
PharMida AG	Switzerland

(1)	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Midatech Pharma, PLC are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the date of this registration statement.
(2)	MidaSol Therapeutics GP is a joint venture with MonoSol RX, LLC, a Delaware Limited Liability Company. Midatech Pharma PLC holds a 50% interest in MidaSol Therapeutics GP.